Exhibit 99.1

GRANITE REAL ESTATE INVESTMENT TRUST AND GRANITE REIT INC. COMPLETE

UNWIND OF STAPLED UNIT STRUCTURE

October 1, 2024, Toronto, Ontario, Canada - Granite Real Estate Investment Trust (“Granite REIT”) and Granite REIT Inc. (“Granite GP”) (collectively, “Granite”) (TSX: GRT.UN / NYSE: GRP.U) announced today that on October 1, 2024 Granite completed the previously-announced court-approved plan of arrangement under the Business Corporations Act (British Columbia) (the “Arrangement”) to replace Granite’s stapled unit structure with a conventional REIT trust unit structure. The Arrangement was approved by holders of Granite’s stapled units (“Stapled Units”) (each consisting of a unit of Granite REIT (a “Granite REIT Unit”) and a common share of Granite GP (a “Granite GP Share”), at meetings of unitholders held on June 6, 2024 and by a final order of the Supreme Court of British Columbia.

Under the Arrangement, (i) the two components of each Stapled Unit were uncoupled, (ii) each Granite GP Share was automatically exchanged for 0.001/99.999 of a Granite REIT Unit, and (iii) the Granite REIT Units were consolidated back to the number of Stapled Units outstanding before the exchange occurred.

As a result of and immediately following the Arrangement, each Granite unitholder holds a number of Granite REIT Units equal to the number of Stapled Units held prior to completion of the Arrangement, and Granite GP has become a wholly-owned subsidiary of Granite REIT. The Stapled Units will be delisted from the Toronto Stock Exchange (the “TSX”) and the New York Stock Exchange (the “NYSE”), and the Granite REIT Units will trade on the TSX and the NYSE under the same ticker symbols “GRT.UN” and “GRP.U”, respectively.

Additional “Early Warning” Disclosures Under Canadian Securities Laws

Immediately before the completion of the Arrangement, Granite REIT owned no Granite GP Shares. Immediately after the completion of the Arrangement, Granite REIT owned 62,740,097 Granite GP Shares, representing 100% of the outstanding Granite GP Shares.

As noted above, each Granite GP Share was acquired by Granite REIT in return for 0.001/99.999 of a Granite REIT Unit. The closing price of the Stapled Units (of which the value of the Granite GP Share component is estimated to be a nominal amount) on September 30, 2024 on the TSX was $81.63 per unit, and on the NYSE was US$61.11 per unit.

The purpose of the transaction was to complete the Arrangement and simplify Granite’s capital structure by unwinding Granite’s previous stapled unit structure. Granite REIT’s head office address is 77 King Street West, Suite 4010, P.O. Box 159, Toronto-Dominion Centre, Toronto, Ontario M5K 1H1. A copy of the early warning report filed by Granite may be obtained on Granite REIT’s profile on www.sedarplus.ca or from Granite REIT at the above address, Attention: Andrea Sanelli, Associate Director, Legal & Investor Services, at 647-925-7504.

ABOUT GRANITE

Granite is a Canadian-based REIT engaged in the acquisition, development, ownership and management of logistics, warehouse and industrial properties in North America and Europe. Granite owns 143 investment properties representing approximately 63.3 million square feet of leasable area.

77 King Street West, Suite 4010 P.O. Box 159 Toronto-Dominion Centre Toronto, ON, Canada M5K 1H1 T 647.925.7500 www.granitereit.com

OTHER INFORMATION

Copies of financial data and other publicly filed documents about Granite are available through the internet on the Canadian Securities Administrators’ System for Electronic Data Analysis and Retrieval + (SEDAR+) which can be accessed at www.sedarplus.ca and on the United States Securities and Exchange Commission’s Electronic Data Gathering, Analysis and Retrieval System (EDGAR) which can be accessed at www.sec.gov.

For further information, please see our website at www.granitereit.com or contact Teresa Neto, Chief Financial Officer, at 647-925-7560 or Andrea Sanelli, Associate Director, Legal & Investor Services, at 647-925-7504.

77 King Street West, Suite 4010 P.O. Box 159 Toronto-Dominion Centre Toronto, ON, Canada M5K 1H1 T 647.925.7500 www.granitereit.com